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                      CERTIFICATE OF ENGLISH TRANSLATIONS

Pursuant to Rule 306 of Regulation S-T, the registrant certifies that the two exhibits in Item 19. (b), (1) Articles of Incorporation and (2) Regulations of the Board of Directors, are fair and accurate English translations.



                                                      SONY CORPORATION
                                            -----------------------------------
                                                        (Registrant)




                                                     TERUHISA TOKUNAKA
                                            -----------------------------------
                                                        (Signature)

                                            Teruhisa Tokunaka
                                             Executive Deputy President
                                             and Chief Financial Officer


Date July 28, 2000